Exhibit 1.8

CDC Subsidiary Forms Online Games Subsidiary, CDC Games

“Yulgang” achieves 9.8 million registered accounts and
246,000 highest peak concurrent users during
China’s “Golden Week” holiday period

[Hong Kong, October 11, 2005] CDC Corporation (NASDAQ: CHINA) today announced that its 81%-owned subsidiary, China.com Inc. has formed a wholly-owned subsidiary, CDC Games Limited (“CDC Games”), to hold all of its assets and strategic alliances related to online games which the company continues to negotiate and build. The key current assets include its stake in massively multiplayer online role-playing game (“MMORPG”) provider Beijing 17game Network Technology Co. Ltd. (“17game”) and, upon completion, its ownership in www.gametea.com (“Gametea”) a leading online casual games platform.

In addition to establishing CDC Games, during the seven-day national “Golden Week” holiday period in China which just ended, 17game’s recently-launched MMORPG Yulgang achieved a record high of 246,000 concurrent users during peak usage periods and 9.8 million registered accounts– an increase of 600,000 accounts during the holiday period. In order to accommodate the rapid growth in concurrent users of Yulgang, 17game has added four groups of servers to its existing network bringing the total server groups to 31 across five key regions in China. This type of growth is subject to many factors, many of which are beyond the company’s control, and the company cannot predict that this growth will continue or be sustained.

Rudy Chan, CEO of China.com said, “We are delighted to see the continued successes of Yulgang with a double digit increase in peak concurrent users since our last update less than two weeks ago. With the newly formed CDC Games, we will further invest resources in marketing, distribution, technology and new game development, to ensure sustained growth of our online game business. We expect to identify and add more quality games to the CDC Games platform.”

Once the Gametea transaction is completed, the combined platform of CDC Games will have a registered user base of close to 21 million with meaningful cross marketing and platform sharing benefits covering both MMORPG and casual games.

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About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), online game and Internet services company operating principally in China, and an 81%-owned subsidiary of CDC Corporation is listed on the GEM of the Stock Exchange of Hong Kong Limited (“GEM”). As of September 29, 2005, China.com Inc. had a market capitalization of US$375.5 million on the GEM and is on its 21st consecutive quarter of profitability.

About CDC Games Limited
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly-owned subsidiary of China.com Inc. and. The key current assets include its stake in MMORPG provider 17game and, upon completion, its ownership in www.gametea.com (“Gametea”) a leading provider of online casual games platform.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. China.com Inc. with its focus on mobile applications and online games is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. CDC is embarking on this ADR initiative as part of its strategic review to enable many of its US-based investors to more easily invest directly in China.com Inc. Once the ADR program is in effect, it would enable CDC to provide greater flexibility with respect to its shareholdings in China.com Inc. such as distributing a stock dividend of all or a part of its China.com Inc. shares to CDC shareholders. CDC’s Non-GAAP cash and cash equivalents net of total debt as of Q2 2005 was approximately US$221 million of which approximately one half was within China.com Inc.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the formation and prospects of CDC Games Corporation, the agreement with Gametea including whether the acquisition will close as anticipated, the growth of use and users of Yulgang and the completion and effect of the proposed ADR. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
CDC Corporation

Media Relations Anne Yu Vice President, Corporate Planning Tel : (852) 2237 7020 Fax: (852) 2571 0410 e-mail: media@cdccorporation.net	Investor Relations Craig Celek Vice President, Investor Relations Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net